UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 14, 2017

EARTHLINK HOLDINGS CORP.

(Exact Name of Registrant as Specified in Its Charter)

Delaware (State of Incorporation)	001-15605 (Commission File Number)	46-4228084 (I.R.S. Employer Identification No.)

1170 Peachtree St., Suite 900, Atlanta, Georgia	30309
(Address of principal executive offices)	(Zip Code)

(404) 815-0770

(Registrant’s telephone number, including area code)

(Former name, former address and former fiscal year, if changed since last report date)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01.                Other Events

Certain Litigation Relating to the Mergers.

On November 7, 2016, EarthLink Holdings Corp., a Delaware corporation (“EarthLink”), announced that it had entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Windstream Holdings, Inc., a Delaware corporation (“Windstream”), Europa Merger Sub, Inc., a Delaware corporation and an indirect, wholly-owned subsidiary of Windstream (“Merger Sub 1”) and Europa Merger Sub, LLC, a Delaware limited liability company and in indirect, wholly-owned subsidiary of Windstream (“Merger Sub 2”).  Subject to the terms and conditions of the Merger Agreement, Merger Sub 1 will merge with and into EarthLink with EarthLink surviving as an indirect, wholly-owned subsidiary of Windstream (the “Initial Merger”) and, immediately following the effective time of the Initial Merger, EarthLink will merge with and into Merger Sub 2, with Merger Sub 2 surviving as an indirect, wholly-owned subsidiary of Windstream (the “Subsequent Merger” and, together with the Initial Merger, the “Mergers”).

On February 3, 2017, a putative class action lawsuit captioned Carter v. EarthLink Holdings Corp. et al., Case No. 1:17-CV-00433-LMM (the “Proxy Litigation”) was filed in the United States District Court for the Northern District of Georgia against EarthLink and the members of the EarthLink Board of Directors (the “EarthLink Board”) pursuant to Sections 14(a) and 20(a) of the Securities Exchange Act of 1934 (the “Exchange Act”). The Proxy Litigation relates to the definitive proxy statement filed with the United States Securities and Exchange Commission (the “SEC”) on January 23, 2017 (the “Proxy Statement”) in connection with the Mergers. The complaint in the Proxy Litigation generally alleges that the Proxy Statement omitted certain material information regarding the background to the transactions contemplated by the Merger Agreement, financial information about EarthLink, Windstream and the pro forma combined company, and the financial analyses conducted by EarthLink’s financial advisors prior to the EarthLink Board’s approval of the Merger Agreement. The Proxy Litigation seeks, among other remedies, to enjoin the stockholder vote on the Merger Agreement until supplemental disclosures are made or, in if an injunction is not awarded, unspecified money damages, costs and attorney’s fees.

EarthLink believes that the claims asserted in the Proxy Litigation are without merit. However, in order to alleviate the costs, risks and uncertainties inherent in litigation and provide additional information to its stockholders, EarthLink has determined to voluntarily supplement the Proxy Statement as described in this Current Report on Form 8-K. Nothing in this Current Report on Form 8-K shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the disclosures set forth herein. To the contrary, EarthLink specifically denies all allegations in the Proxy Litigation that any additional disclosure was or is required. These supplemental disclosures will not affect the merger consideration to be paid to stockholders of EarthLink in connection with the Mergers or the timing of the special meeting of EarthLink stockholders scheduled for February 24, 2017 at 11:00 a.m. local time at EarthLink’s Atlanta offices, located at 1170 Peachtree Street, Suite 900, Atlanta, Georgia 30309.

Supplemental Disclosures.

The following disclosures supplement the disclosures contained in the Proxy Statement and should be read in conjunction with the disclosures contained in the Proxy Statement, which should be read in its entirety. To the extent that the information set forth herein differs from or updates information contained in the Proxy Statement, the information set forth herein shall supersede or supplement the information in the Proxy Statement. All page references are to pages in the Proxy Statement, and terms used below, unless otherwise defined, have the meanings set forth in the Proxy Statement.

The third full paragraph on page 55 of the Proxy Statement is hereby amended and restated in its entirety to read as follows:

During the period from 2014 and continuing through the announcement of the merger agreement with Windstream in November 2016, the EarthLink Board regularly reviewed and evaluated its strategic plans and objectives as a regular topic of discussion at its meetings, which discussions included multiple specific potential strategic alternatives. As part of this process, in the summer of 2014 EarthLink engaged Foros Securities LLC (which we refer to in this joint proxy statement/prospectus as Foros) as its independent financial advisor to assist the EarthLink Board and management in their review of these strategic alternatives. By September 2014, 18 strategic and financial parties (including Windstream) were contacted regarding a possible sale transaction, three of which (which did not include Windstream) also held management meetings with representatives of EarthLink. However all parties ultimately declined to proceed with further discussions regarding a potential transaction at that time. During 2015 and 2016, EarthLink again contacted potential strategic and financial counterparties, including Windstream and other of the 18 counterparties initially contacted, as well as a number of new parties, regarding a potential business combination transaction, either as an acquirer or a target. None of these discussions advanced beyond the preliminary phase. Between late 2014 and early 2015, EarthLink also held extensive discussions and negotiations with a privately owned potential strategic counterparty that was among the 18 companies first contacted in 2014; however, negotiations terminated in January 2015, when the party was unable to obtain financing for or enter into a definitive agreement regarding a business combination with EarthLink. This party contacted EarthLink several times after January 2015 to resume discussions but was unable to provide information about possible financing sources and discussions never developed beyond the preliminary phase. During this period and continuing into 2016, the EarthLink Board also continued to review other potential strategic alternatives, including alternatives to simplify operations, invest in new capabilities and services and drive growth in its core business. In this connection, in February 2016 EarthLink sold certain assets related to its IT services product offerings and in July 2016 EarthLink acquired a consulting firm focused on the retail industry in order to provide the company with additional professional services capabilities.

The seventh sentence of the first full paragraph on page 58 of the Proxy Statement is hereby amended and restated in its entirety to read as follows:

The EarthLink Board considered disclosures made by Goldman Sachs to EarthLink, which included the facts, among others, that none of Goldman Sachs’ Investment Banking Division, funds in which Goldman Sachs’ Investment Banking Division directly owned any equity interests, or funds managed by Goldman Sachs’ Merchant Banking Division directly owned any equity interests of EarthLink or Windstream. Based in part on these disclosures, the EarthLink Board made an independent determination that Goldman Sachs was qualified to serve as the EarthLink Board’s independent financial advisor.

The third paragraph on page 81 of the Proxy Statement is hereby amended and restated in its entirety to read as follows:

Foros acted as lead financial advisor to EarthLink in connection with the mergers and pursuant to the terms of EarthLink’s engagement letter with Foros, EarthLink (i) has paid Foros (a) retainer fees in the amount of $1.5 million and (b) an opinion fee of $2 million that became payable upon Foros rendering its opinion (or advising EarthLink that Foros would be unable to deliver an opinion after conducting the relevant analyses at the request of EarthLink), and (ii) has agreed to pay Foros a transaction fee estimated as of the date of the joint proxy statement/prospectus to be approximately $13.5 million (against which the opinion fee of $2 million and retainer fees in the amount of $250,000 will be credited), which transaction fee is contingent upon the completion of the mergers. In addition, EarthLink has agreed to reimburse Foros’s expenses and indemnify Foros against certain liabilities arising out of its engagement.

The seventh and eighth bullets on page 82 of the Proxy Statement are hereby amended and restated in their entirety to read as follows:

•                  certain financial analyses and forecasts for Windstream prepared by the management of EarthLink, certain internal financial analyses and forecasts for EarthLink prepared by its management, which forecasts are summarized below in the section entitled “—Certain Prospective Financial Information of EarthLink,” beginning on page 91 (which we refer to in this joint proxy statement/prospectus as the EarthLink Projections), and certain financial analyses and forecasts for Windstream pro forma for the mergers prepared by the management of EarthLink, in each case, as approved for Goldman Sachs’ use by EarthLink, which forecasts are summarized below in the section entitled “—Certain Prospective Financial Information of EarthLink,” beginning on page 91 (which we refer to in this joint proxy statement/prospectus as the EarthLink Windstream Pro Forma Projections and, collectively with the EarthLink Projections, as the Forecasts), including certain operating synergies projected by the management of EarthLink to result from the mergers, as approved for Goldman Sachs’ use by EarthLink (which we refer to in this section of this joint proxy statement/prospectus as the Synergies); and

•                  certain net operating loss utilization forecasts for EarthLink and Windstream prepared by the management of EarthLink and certain net operating loss utilization forecasts for Windstream pro forma for the mergers prepared by the management of EarthLink, in each case, as approved for Goldman Sachs’ use by EarthLink, which forecasts are summarized below in the section entitled “—Certain Prospective Financial Information of EarthLink,” beginning on page 91, and which we refer to in this joint proxy statement/prospectus as the NOL Forecasts).

The last paragraph on page 82 of the Proxy Statement is hereby amended and restated in its entirety to read as follows:

Goldman Sachs also held discussions with members of the senior managements of EarthLink and Windstream regarding their assessment of the strategic rationale for, and the potential benefits of, the mergers and the past and current business operations, financial condition, and future prospects of EarthLink and Windstream; reviewed the reported price and trading activity for the shares of EarthLink common stock and the shares of Windstream common stock; compared certain financial and stock market information for EarthLink and Windstream with similar financial and stock market information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain business combinations, as well as certain precedent transactions in the competitive local exchange carrier industry, but determined such transactions were not sufficiently comparable to the merger to be relevant to its financial analysis of the merger; and performed such other studies and analyses, and considered such other factors, as it deemed appropriate.

The first paragraph under the heading “Premia Analysis” on page 89 of the Proxy Statement is hereby amended and restated in its entirety to read as follows:

Using information obtained from Thomson Reuters, Goldman Sachs reviewed and analyzed the acquisition premia for all publicly disclosed all-stock mergers since 2006 with a transaction value of less than $5 billion, excluding any transaction involving a financial sponsor and transactions where the acquirer’s market capitalization was more than 90% larger than the target’s market capitalization at the time of the transaction, which resulted in an analysis of forty-five transactions, calculated relative to the target’s closing share price (i) one day prior to announcement, (ii) one week prior to announcement and (iii) four weeks prior to announcement. Using such data, Goldman Sachs calculated the first and third quartile acquisition premia for these selected transactions as 5.4%and 28.0%, respectively, for the one day premia, 5.3% and 31.2%, respectively, for the one week premia and 12.8% and 37.0%, respectively, for the four week premia. Based on these calculations, Goldman Sachs applied the first and third quartile one day premia to the undisturbed closing share price of EarthLink common stock on November 3, 2016 to derive illustrative implied prices per share of EarthLink common stock of $5.71 to $6.94.

The following sentence is hereby added to the end of the first paragraph under the heading “Certain Prospective Financial Information of EarthLink” on page 91 of the Proxy Statement:

EarthLink’s management also prepared and provided to Foros and Goldman Sachs in connection with their respective evaluation of the merger consideration the information contained in the EarthLink Windstream Pro Forma Projections and the NOL Forecasts.

The first sentence of the second paragraph under the heading “Certain Prospective Financial Information of EarthLink” on page 91 of the Proxy Statement is hereby amended and restated in its entirety to read as follows:

EarthLink has included below a summary of the EarthLink Projections, EarthLink Windstream Pro Forma Projections and NOL Forecasts for the purpose of providing stockholders and investors access to certain non-public information that was furnished to EarthLink’s financial advisers, and such information may not be appropriate for other purposes.

The first sentence of the third paragraph under the heading “Certain Prospective Financial Information of EarthLink” on page 91 of the Proxy Statement is hereby amended and restated in its entirety to read as follows:

The EarthLink Projections, EarthLink Windstream Pro Forma Projections and NOL Forecasts, which are summarized below, were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or generally accepted accounting principles in the United States.

The fourth and fifth sentences of the third paragraph under the heading “Certain Prospective Financial Information of EarthLink” on page 91 of the Proxy Statement is hereby amended and restated in its entirety to read as follows:

They do not extend to the EarthLink Projections, EarthLink Windstream Pro Forma Projections or NOL Forecasts and should not be read to do so. The summary of the EarthLink Projections, EarthLink Windstream Pro Forma Projections and NOL Forecasts included below is not being included to influence your decision whether to vote for the mergers and the transactions contemplated in connection with the mergers, but because such EarthLink Projections, EarthLink Windstream Pro Forma Projections and NOL Forecasts were provided by EarthLink to Foros and Goldman Sachs.

The first and second paragraphs on page 92 of the Proxy Statement are hereby amended and restated in their entirety to read as follows:

While presented with numeric specificity, the EarthLink Projections, EarthLink Windstream Pro Forma Projections and NOL Forecasts were based on numerous variables and assumptions (including, but not limited to, those related to industry performance and competition and general business, economic, market and financial conditions and additional matters specific to EarthLink’s and Windstream’s businesses, as applicable) that are inherently subjective and uncertain and are beyond the control of EarthLink’s and Windstream’s management, as applicable. Important factors that may affect actual results and cause the EarthLink Projections, EarthLink Windstream Pro Forma Projections and NOL Forecasts to not be achieved include, but are not limited to, risks and uncertainties relating to EarthLink’s and Windstream’s businesses, as applicable (including each of EarthLink’s and Windstream’s ability to achieve strategic goals, objectives and targets over applicable periods), industry performance, general business and economic conditions and other factors described in the “Risk Factors” section of EarthLink’s Annual Report on Form 10-K, as updated by subsequent Quarterly Reports on Form 10-Q, all of which are filed with the SEC and incorporated by reference into this joint proxy statement/prospectus, the “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 34 of this joint proxy statement/prospectus and “Risk Factors” beginning on page 36 of this joint proxy statement/prospectus. The EarthLink Projections, EarthLink Windstream Pro Forma Projections and NOL Forecasts also reflect numerous variables, expectations and assumptions available at the time they were prepared as to certain business decisions that are subject to change. As a result, actual results may differ materially from those contained in the EarthLink Projections, EarthLink Windstream Pro Forma Projections and NOL Forecasts. Accordingly, there can be no assurance that the forecasted results summarized below will be realized.

The inclusion of a summary of the EarthLink Projections, EarthLink Windstream Pro Forma Projections and NOL Forecasts in this joint proxy statement/prospectus should not be regarded as an indication that any of EarthLink, Windstream or their respective affiliates, advisors or representatives considered the EarthLink Projections, EarthLink Windstream Pro Forma Projections or NOL Forecasts to be predictive of actual future events, and the EarthLink Projections, EarthLink Windstream Pro Forma Projections and NOL Forecasts should not be relied upon as such nor should the information contained in the EarthLink Projections, EarthLink Windstream Pro Forma Projections and NOL Forecasts be considered appropriate for other purposes. None of EarthLink, Windstream or their respective affiliates, advisors, officers, directors or representatives can give you any assurance that actual results will not differ materially from the EarthLink Projections, EarthLink Windstream Pro Forma Projections or NOL Forecasts, and none of them undertakes any obligation to update or otherwise revise or reconcile the EarthLink Projections, EarthLink Windstream Pro Forma Projections or NOL Forecasts to reflect circumstances existing after the date the EarthLink Projections, EarthLink Windstream Pro Forma Projections or NOL Forecasts were generated or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying these forecasts are shown to be in error. Since the forecasts cover multiple years, such information by its nature becomes less meaningful and predictive with each successive year. EarthLink does not intend to make publicly available any update or other revision to the EarthLink Projections, EarthLink Windstream Pro Forma Projections or NOL Forecasts summarized below. None of EarthLink or its affiliates, advisors, officers, directors or representatives has made or makes any representation to any stockholder or other person regarding EarthLink’s ultimate performance compared to the information contained in the EarthLink Projections, EarthLink Windstream Pro Forma Projections and NOL Forecasts summarized below, or that the forecasted results will be achieved. EarthLink has made no representation to Windstream, in the merger agreement or otherwise, concerning the EarthLink Projections, EarthLink Windstream Pro Forma Projections or NOL Forecasts. The EarthLink Projections and NOL Forecasts summarized below do not give effect to the mergers. EarthLink urges all stockholders to review EarthLink’s reported financial results in its most recent SEC filings.

The disclosure under the heading “Summary of EarthLink Management Case” is hereby supplemented by amending and restating such disclosure in its entirety on pages 92-93 of the Proxy Statement to read as follows:

EarthLink Projections

($ in millions)	2016 Estimate	2017 Estimate	2018 Estimate	2019 Estimate
Total Revenue	$960	$905	$910	$938
Adjusted EBITDA(1)	$215	$202	$209	$217
Adjusted EBITDA Margin(1)	22.4%	22.3%	22.9%	23.1%
Capital Expenditures	$85	$93	$96	$102
Unlevered Free Cash Flow(1)	$130	$109	$112	$115

(1)         Adjusted EBITDA, Adjusted EBITDA Margin and Unlevered Free Cash Flow are non-GAAP measures and are not determined in accordance with GAAP. EarthLink management believes that these non-GAAP financial performance measures reflect EarthLink’s ongoing business in a manner that allows for meaningful comparisons and analysis of trends in its business, as they exclude the effect of non-operational items, such as restructuring, acquisition and integration-related costs, gain on sale of business and loss on extinguishment of debt and non-cash items, such as depreciation and amortization and stock-based compensation expense. EarthLink management believes that excluding the effects of certain non-operational and non-cash items enables investors to better understand and analyze the current period’s results and provides a better measure of comparability. EarthLink management also believes that these non-GAAP financial measures enable investors to evaluate EarthLink’s operating results and future prospects in the same manner as management. These non-GAAP financial measures may also facilitate comparing financial results across accounting periods and to those of peer companies.

There are limitations to using these non-GAAP financial measures. Adjusted EBITDA, Adjusted EBITDA Margin and Unlevered Free Cash Flow are not indicative of cash provided or used by operating activities and may differ from comparable information provided by other companies. Adjusted EBITDA, Adjusted EBITDA Margin and Unlevered Free Cash Flow should not be considered in isolation, as an alternative to, or more meaningful than measures of financial performance determined in accordance with GAAP.  The non-GAAP financial measures included in the EarthLink Projections are defined and reconciled to GAAP financial measures below.

Adjusted EBITDA is defined as net income (loss) before interest expense and other, net, income taxes, depreciation and amortization, stock-based compensation expense, impairment of goodwill and long-lived assets, restructuring, acquisition and integration-related costs, gain on sale of businesses and loss on extinguishment of debt. Adjusted EBITDA Margin is defined as Adjusted EBITDA divided by total revenue. EarthLink management uses Adjusted EBITDA to evaluate the performance of EarthLink’s business and for strategic planning and forecasting. Adjusted EBITDA is also used in incentive compensation arrangements and is a factor in calculating debt covenants.

Unlevered Free Cash Flow is defined as net income (loss) before interest expense and other, net, income taxes, depreciation and amortization, stock-based compensation expense, impairment of goodwill and long-lived assets, restructuring, acquisition and integration-related costs, gain on sale of businesses and loss on extinguishment of debt, less cash used for purchases of property and equipment. Unlevered Free Cash Flow is used by EarthLink management to evaluate the performance of EarthLink’s business and to assess its ability to fund capital expenditures, make strategic acquisitions, service and repay debt and pay dividends.

The following tables present the reconciliation of Adjusted EBITDA, Adjusted EBITDA Margin and Unlevered Free Cash Flow included in the EarthLink Projections. Other than in connection with the preparation of this joint proxy statement/prospectus, EarthLink did not provide Windstream with these reconciliations.

The following table presents a reconciliation of Adjusted EBITDA, as a performance measure, to the most closely related financial measure reported under GAAP:

	2016	2017	2018	2019
($ in millions)	Estimate	Estimate	Estimate	Estimate
Net income	$7	$33	$48	$57
Interest expense and other, net	41	37	37	33
Income tax provision	1	3	3	4
Depreciation and amortization	135	102	100	102
Stock-based compensation expense	16	15	15	15
Restructuring, acquisition and integration-related costs	18	12	6	6
Gain on sale of businesses	(9)	—	—	—
Loss on extinguishment of debt	5	—	—	—
Adjusted EBITDA	$215	$202	$209	$217

Revenue	$960	$905	$910	$938
Adjusted EBITDA Margin	22.4%	22.3%	22.9%	23.1%

The following table presents a reconciliation of Unlevered Free Cash Flow, as a performance measure, to the most closely related financial measure reported under GAAP:

	2016	2017	2018	2019
($ in millions)	Estimate	Estimate	Estimate	Estimate
Net income	$7	$33	$48	$57
Interest expense and other, net	41	37	37	33
Income tax provision	1	3	3	4
Depreciation and amortization	135	102	100	102
Stock-based compensation expense	16	15	15	15
Restructuring, acquisition and integration-related costs	18	12	6	6
Gain on sale of businesses	(9)	—	—	—
Loss on extinguishment of debt	5	—	—	—
Purchases of property and equipment	(85)	(93)	(96)	(102)
Unlevered Free Cash Flow	$130	$109	$112	$115

The following table presents a reconciliation of Unlevered Free Cash Flow, as a liquidity measure, to net cash provided by operating activities:

	2016	2017	2018	2019
($ in millions)	Estimate	Estimate	Estimate	Estimate
Net cash provided by operating activities	$126	$141	$162	$173
Income tax provision	1	3	3	4
Interest expense and other, net	41	37	37	33
Amortization of debt discount and issuance costs	(3)	(3)	(3)	(2)
Restructuring, acquisition and integration-related costs	18	12	6	6
Changes in operating assets and liabilities	32	12	3	3
Purchases of property and equipment	(85)	(93)	(96)	(102)
Unlevered Free Cash Flow	$130	$109	$112	$115

Net cash used in investing activities	$(65)	$(92)	$(98)	$(102)
Net cash used in financing activities	$(100)	$(26)	$(27)	$(105)

EarthLink Windstream Pro Forma Projections

The following table presents the EarthLink Windstream Pro Forma Projections for the combined company, which were based on the financial forecasts for each of EarthLink and Windstream on a stand-alone basis (the EarthLink Projections and the EarthLink Windstream Projections, respectively) and EarthLink management’s estimates of certain integration costs relating to and cost savings and other synergies resulting from the mergers:

($ in millions)	2016 Estimate	2017 Estimate	2018 Estimate	2019 Estimate
Total Revenue	$6,389	$6,191	$6,102	$6,094
Adjusted EBITDA(1)	$1,487	$1,462	$1,538	$1,607
Adjusted EBITDA Margin(1)	23.3%	23.6%	25.2%	26.4%
Capital Expenditures	$920	$946	$930	$911
Unlevered Free Cash Flow(1)	$567	$516	$608	$696

(1)         Adjusted EBITDA, Adjusted EBITDA Margin and Unlevered Free Cash Flow are non-GAAP measures subject to the same qualifications and limitations, and have the same definitions, as noted in footnote (1) to the table under the heading “EarthLink Projections” above.

EarthLink cannot provide GAAP financial measures for the EarthLink Windstream Pro Forma Projections on a forward-looking basis because the company is unable to predict with reasonable certainty future changes in interest rates, changes in the combined company’s effective income tax rates or the future impact of unusual gains and losses, restructuring, acquisition and integration-related costs and purchase accounting fair value adjustments without unreasonable effort. These items are uncertain, depend on various factors, and could be material to the combined company’s results computed in accordance with GAAP.

NOL Forecasts

The following table presents net operating loss utilization forecasts for EarthLink, Windstream, and Windstream pro forma giving effect to the mergers:

($ in millions)	Q4 2016 Estimate(1)	2017 Estimate	2018 Estimate	2019 Estimate
EarthLink	—	$41	$58	$70
Windstream	$8	$31	$180	$233
Windstream Pro Forma(2)	—	$46-$108	$312-$323	$423-$428

(1)                                 Net operating loss utilizations for Q1-Q3 2016 were achieved prior to preparation of the NOL Forecasts.

(2)                                 Net operating loss utilization forecasts for Windstream pro forma for the mergers included in (a) Foros’ discounted cash flow analysis were $46 million for 2017 (reflecting usage beginning in Q2 2017), $312 million for 2018 and $423 million for 2019 and (b) Goldman Sachs’ discounted cash flow analysis were $108 million for 2017 (reflecting usage beginning in Q1 2017), $323 million for 2018 and $428 million for 2019.  Windstream pro forma estimates are based on the net operating loss utilization forecasts prepared by the management of EarthLink for each of EarthLink and Windstream on a stand-alone basis and reflect certain assumptions, including those relating to limitations under Section 382 of the Code, estimated net unrealized built-in gain applicable to the combined company, and the expected timing of the closing of the mergers, each as utilized by Foros and Goldman Sachs in such analyses, respectively.

The third sentence of the first paragraph on page 109 of the Proxy Statement is hereby amended and restated and restated in its entirety to read as follows:

Operating Cash Flow is defined as Adjusted EBITDA less capital expenditures, which is Windstream’s comparable measure to unlevered free cash flow.

The following is added as a new subsection at the end of page 110 of the Proxy Statement:

Equity Awards Owned by EarthLink Directors

In addition to the merger consideration related to outstanding shares currently held by EarthLink’s directors, assuming completion of the mergers on December 31, 2016, approximate values related to outstanding equity awards held by EarthLink’s directors (other than with respect to Mr. Eazor, EarthLink’s Chief Executive Officer and President, whose interests in the mergers are summarized elsewhere in this joint proxy/registration statement together with EarthLink’s other named executive officers) are as follows:

Director	Options ($)(1)	Restricted Stock Units ($)(1)
Susan D. Bowick	—	$124,145
Kathy S. Lane	—	$124,145
Garry K. McGuire	—	$124,145
R. Gerard Salemme	—	$124,145
Julie A. Shimer Ph.D	—	$124,145
Marc F. Stoll	—	$124,145
Walter L. Turek	—	$124,145

(1)         The amounts in the table above are based on each such director’s equity award holdings as of December 31, 2016 and assume a price per share of EarthLink common stock of $5.09 (the average closing price of shares of EarthLink common stock on the five days following the announcement of the mergers).

The following is added as a new subsection at the end of page 123 of the Proxy Statement:

Litigation Relating to the Mergers

EarthLink and each member of the EarthLink Board have been named as defendants in a putative class action challenging the sufficiency of EarthLink’s disclosures to its stockholders in connection with the mergers in the United States District Court for the Northern District of Georgia.  The suit is captioned Carter v. EarthLink Holdings Corp. et al. (Case No. 1:17-CV-00433-LMM) (filed February 3, 2017).  The complaint generally alleges that the disclosures omitted certain material information regarding the background to the transactions contemplated by the merger agreement, financial information about EarthLink, Windstream and the pro forma combined company, and the financial analyses conducted by EarthLink’s financial advisors prior to the EarthLink Board’s approval of the merger agreement. The complaint seeks, among other remedies, to enjoin the stockholder vote on the merger agreement or, in if an injunction is not awarded, unspecified money damages, costs and attorney’s fees.  EarthLink believes the allegations of the complaint are without merit.

FORWARD-LOOKING STATEMENTS

This document includes “forward-looking” statements (rather than historical facts) that are subject to risks and uncertainties that could cause actual results, including results relating to the expected timing and benefits of the proposed transaction, to differ materially from those described. Although we believe that the expectations expressed in these forward-looking statements are reasonable, we cannot promise that our expectations will turn out to be correct, and the actual results relating to the matters set forth in this document could be materially different from and worse than our expectations.

Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements include risks and uncertainties relating to: the ability to obtain the requisite Windstream and EarthLink stockholder approvals; the ability to satisfy the conditions to consummate the transaction; timing to consummate the proposed transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the proposed transaction may not be fully realized or may take longer to realize than expected; disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on issues related to the proposed transaction; dividend policy changes for the combined company; the future cash requirements of the combined company; general worldwide economic conditions and related uncertainties; and the effect of changes in governmental regulations. These risks and uncertainties, as well as other or new risks and uncertainties that may emerge from time to time impacting the proposed transaction or the combined company, are not intended to represent a complete list of all risks and uncertainties inherent in the proposed transaction or the business of the combined company. There can be no assurance that the proposed transaction will in fact be consummated in the manner described, or at all. You should not place undue reliance on these forward-looking statements, which speak only as of the date or this document. These risks and uncertainties should be read in conjunction with the more detailed cautionary statements and risk factors included in EarthLink’s and Windstream’s most recent Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q. Unless legally required, EarthLink and Windstream undertake no obligation, and each expressly disclaims any such obligation, to any forward-looking statements, whether as a result of new information, future events or otherwise.

The risks and uncertainties to which the forward-looking statements are subject additionally include, without limitation: (1) that we may not be able to execute our strategy to successfully transition to a leading managed network, security and cloud services provider, which could adversely affect our results of operations and cash flows; (2) that we may not be able to increase revenues from our growth products and services to offset declining revenues from our traditional products and services, which could adversely affect our results of operations and cash flows; (3) that if we are unable to adapt to changes in technology and customer demands, we may not remain competitive, and our revenues and operating results could suffer; (4) that failure to achieve operating efficiencies and otherwise reduce costs would adversely affect our results of operations and cash flows; (5) that we may have to undertake further restructuring plans that would require additional charges; (6) that we may be unable to successfully divest non-strategic products, which could adversely affect our results of operations; (7) that acquisitions we complete could result in operating difficulties, dilution, increased liabilities, diversion of management attention and other adverse consequences, which could adversely affect our results of operations; (8) that we face significant competition in our business markets, which could adversely affect our results of operations; (9)

that failure to retain existing customers could adversely affect our results of operations and cash flows; (10) that decisions by legislative or regulatory authorities, including the Federal Communications Commission, relieving incumbent carriers of certain regulatory requirements, and possible further deregulation in the future, may restrict our ability to provide services and may increase the costs we incur to provide these services; (11) that if we are unable to interconnect with AT&T, Verizon and other incumbent carriers on acceptable terms, our ability to offer competitively priced local telephone services will be adversely affected; (12) that the continued decline in switched access and reciprocal compensation revenue will adversely affect our results of operations; (13) that failure to obtain and maintain necessary permits and rights-of-way could interfere with our network infrastructure and operations; (14) that if our larger carrier customers terminate the service they receive from us, our wholesale revenue and results of operations could be adversely affected; (15) that we obtain a majority of our network equipment and software from a limited number of third-party suppliers; (16) that work stoppages experienced by other communications companies on whom we rely for service could adversely impact our ability to provision and service our customers; (17) that our commercial and alliance arrangements may not be renewed or may not generate expected benefits, which could adversely affect our results of operations; (18) that our consumer business is dependent on the availability of third-party network service providers; (19) that we face significant competition in the Internet access industry that could reduce our profitability; (20) that the continued decline of our consumer access subscribers will adversely affect our results of operations; (21) that lack of regulation governing wholesale Internet service providers could adversely affect our operations; (22) that cyber security breaches could harm our business; (23) that privacy concerns relating to our business could damage our reputation and deter current and potential users from using our services; (24) that interruption or failure of our network, information systems or other technologies could impair our ability to provide our services, which could damage our reputation and harm our operating results; (25) that our business depends on effective business support systems and processes; (26) that if we, or other industry participants, are unable to successfully defend against disputes or legal actions, we could face substantial liabilities or suffer harm to our financial and operational prospects; (27) that we may be accused of infringing upon the intellectual property rights of third parties, which is costly to defend and could limit our ability to use certain technologies in the future; (28) that we may not be able to protect our intellectual property; (29) that we may be unable to hire and retain sufficient qualified personnel, and the loss of any of our key executive officers could adversely affect us; (30) that unfavorable general economic conditions could harm our business; (31) that government regulations could adversely affect our business or force us to change our business practices; (32) that our business may suffer if third parties are unable to provide services or terminate their relationships with us; (33) that we may be required to recognize impairment charges on our goodwill and other intangible assets, which would adversely affect our results of operations and financial position; (34) that we may have exposure to greater than anticipated tax liabilities and we may be limited in the use of our net operating losses and certain other tax attributes in the future; (35) that our indebtedness could adversely affect our financial health and limit our ability to react to changes in our business and industry; (36) that we may require substantial capital to support business growth, and this capital may not be available to us on acceptable terms, or at all; (37) that our debt agreements include restrictive covenants, and failure to comply with these covenants could trigger acceleration of payment of outstanding indebtedness; (38) that we may reduce, or cease payment of, quarterly cash dividends; (39) that our stock price may be volatile; (40) that provisions of our certificate of incorporation, bylaws and other elements of our capital structure could limit our share price and delay a change of control of the company; and (41) that our bylaws designate the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ flexibility in obtaining a judicial forum for disputes with us or our directors, officers or employees. These risks and uncertainties, as well as other risks and uncertainties that could cause our actual results to differ significantly from management’s expectations, are not intended to represent a complete list of all risks and uncertainties inherent in our business, and should be read in conjunction with the more detailed cautionary statements and risk factors included in our Annual Report on Form 10-K for the year ended December 31, 2015 and our Quarterly Report on Form 10-Q for the three months ended March 31, 2016.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  In connection with the proposed merger between Windstream and EarthLink, Windstream has filed with the SEC a Registration Statement on Form S-4, including Amendments No. 1 and No. 2 thereto, containing a joint proxy statement of Windstream and EarthLink that also constitutes a prospectus of Windstream. The registration statement was declared effective on January 17, 2017. Windstream and EarthLink have mailed the joint proxy statement/prospectus to their respective shareholders. This communication is not a substitute for the registration statement, definitive joint proxy statement/prospectus or any other document that Windstream and/or EarthLink have filed or may file with the SEC in connection with the proposed transaction.

INVESTORS AND SECURITY HOLDERS OF EARTHLINK AND WINDSTREAM ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY AS THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. You may obtain copies of the registration statement containing the definitive joint proxy statement/prospectus and all other documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from Windstream’s website (www.windstream.com/investors). You may also obtain these documents, free of charge, from EarthLink’s website (ir.earthlink.net) on the Investors page.

PARTICIPANTS IN THE SOLICITATION

Windstream, EarthLink and their respective directors, executive officers and certain other members of management and employees may be considered participants in the solicitation of proxies from Windstream and EarthLink shareholders in favor of the merger and related matters. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the companies’ shareholders in connection with the proposed merger is set forth in the definitive joint proxy statement/prospectus contained in the Registration Statement on Form S-4 filed with the SEC. You can find information about Windstream’s executive officers and directors in its definitive proxy statement filed with the SEC on April 1, 2016. You can find information about EarthLink’s executive officers and directors in its definitive proxy statement filed with the SEC on March 15, 2016. Additional information about Windstream’s executive officers and directors and EarthLink’s executive officers and directors can be found in the above-referenced Registration Statement on Form S-4 filed with the SEC. You can obtain free copies of these documents from the companies using the website information above.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

EARTHLINK HOLDINGS CORP.

By:	/s/ Louis M. Alterman
Name:	Louis M. Alterman
Title:	Executive Vice President, Chief Financial Officer

Date:                  February 14, 2017